Tokki, Inc.



ANNUAL REPORT

1209 Orange St.

Wilmington, DE 19801

(206) 819-0208

www.tokki.com

This Annual Report is dated April 26, 2023.

BUSINESS

At Tokki, we're revolutionizing the gift wrap category – making gifting more meaningful and sustainable. That's why we enable users to gift more memorably by attaching videos and photos to their gift using a unique QR code. Paired with our gift bags made from recycled water bottles, Tokki Eco Gifting Sets (QR card + bag) can be reused over and over, reducing waste with each gift given. Our secret sauce is our unique digital + physical gifting experience, which is why we have a number of patents filed and pending in the U.S., Canada, and Europe to protect our intellectual property. We have one granted patent in the U.S. that is assigned to Tokki, LLC. The other patents we plan on assigning once they are granted. We launched our core product line in June of 2022 on Tokki.com, and have since achieved distribution with over 260 independent retailers across the country. Tokki is a Deleware C-Corp, converted in March of 2022 from Tokkiwrap LLC, a Washington State Company.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

The company issued 10,000,000 in founders stock in March of 2022 (including 1,000,000 in stock options). 9,000,000 shares were sold at $0.0001 cents each, or $900.

Use of proceeds: Supplies- inventory and software, website & marketing, salary expenses

Date: March 25, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $190,558

Number of Securities Sold: 112,972

Use of proceeds: Supplies- inventory and software, website & marketing, salary expenses

Date: March 07, 2023

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Financial Statements

Our financial statements for the years ending December 31, 2022 and December 31, 2022 are attached.

Results of operations

Year ended December 31, 2021

Revenue: In 2021, the Company continued limited sales of additional versions of its prototype product for purposes of research and development. It also ramped down and stopped selling the cotton face masks it had manufactured and produced in 2020. Revenues totaled $181,376.

Cost of sales: The cost of sales in 2021 was $281,876.

Gross margins: The gross margin for 2021 was ($100,500).

Expenses: Total operating expenses in 2021 were $517,600.

Year ended December 31, 2022

Revenue: In 2022, the Company continued limited sales of additional versions of its prototype product for purposes of research and development. It also ramped down and stopped selling the cotton face masks it had manufactured and produced in 2020. Revenues totaled $224,733.

Cost of sales: The cost of sales in 2021 was $121,336.

Gross margins: The gross margin for 2021 was $103,397.

Expenses: Total operating expenses in 2021 were $810,605.

Historical results:

Tokki launched its core product line in June of 2022, selling into the independent boutique channel. Prior to this time, Tokki was conducting research and development, selling to early adopters and iterating on our product. For example, we first launched in the fall of 2019 with a prototype product featuring a two piece wrapping set comprising of a square of cotton material and a magnetic band with a QR code. The digital experience was also minimally viable product. Based on consumer feedback, in the fall of 2020 we iterated our product to offer cloth gift bags with a QR code medallion attached. Also at this time, due to the impact of Covid, we turned our attention to making face masks – both selling and donating them to our local community. While we sold face masks during the first 18 months of the pandemic, we also iterated on our core gift bag product, arriving at a bag made from recycled plastic.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $29,486.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Eun-Ho Park

Amount Owed: $50,000.00

Interest Rate: 10.0%

Maturity Date: August 01, 2023

Creditor: Lawrence Burton Davis

Amount Owed: $200,000.00

Interest Rate: 4.0%

Maturity Date: April 10, 2027

Creditor: Innovate Washington Foundation dba Ignite Northwest

Amount Owed: $250,000.00

Interest Rate: Prime + 4.5%

Maturity Date: February 01, 2026

Interest is prime rate of interest from time-to-time published in the Wall Street Journal, plus four and one-half percent (4.5%), such rate to be adjusted quarterly, and in no event shall the rate exceed ten percent (10.0%).

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jane Park

Jane Park's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Founder

Dates of Service: May, 2019 - Present

Responsibilities: Set strategy, recruit team, ensure financing, and lead sales. Currently does not take a salary. Spends 40-50 Hours per week in this role.

Position: Director

Dates of Service: May, 2019 - Present

Responsibilities: Set strategy

Other business experience in the past three years:

Employer: Athena Consumer Special Purpose Acquisition Company

Title: CEO and Board Member

Dates of Service: September, 2021 - Present

Responsibilities: Meet with prospective target companies for the SPAC to acquire. As CEO, Jane Park is a part of key decisions at Athena Consumer SPAC. There is no relationship between the entities. Jane will be transitioning off of Athena Consumer SPAC when the entity de-SPACs. They are currently waiting to file with the Securities and Exchange Commission, at which point Jane will conclude her role and will no longer have a relationship with Athena Consumer SPAC. This role is a limited time commitment currently and has an end date within the next 3-6 months. Jane Park receives equity compensation from Athena Consumer SPAC and spends 1-3 Hours a week on Athena Consumer SPAC.

Other business experience in the past three years:

Employer: GloSkin

Title: Board Member

Dates of Service: October, 2021 - Present

Responsibilities: attend quarterly Board meetings and assist with company strategy as requested.

Other business experience in the past three years:

Employer: Washington State Opportunity Scholarship

Title: Member, Board of Directors

Dates of Service: April, 2014 - Present

Responsibilities: Quarterly Board meetings and Executive Director review

Name: Taylor Hoit

Taylor Hoit's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: July, 2019 - Present

Responsibilities: Manages day-to-day operations while providing strategic guidance. Spends 50-60 Hours per week in this role.

Position: CTO & Co-Founder

Dates of Service: July, 2019 - Present

Responsibilities: Responsible for designing, planning and executing Tokki's innovations - both digital and physical. Currently takes a salary of $133,900.08

Name: Angie Snyder

Angie Snyder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer

Dates of Service: May, 2022 - Present

Responsibilities: Marketing Leadership. Spends 30-40 Hours per week in this role. Does not currently receive a salary. Holds 5% equity stake.

Other business experience in the past three years:

Employer: Angie Snyder Consulting

Title: Principal

Dates of Service: March, 2022 - Present

Responsibilities: Strategic marketing consulting for clients. Spends 10 hours per week in this role.

Other business experience in the past three years:

Employer: Aegis Living

Title: Chief Marketing Officer

Dates of Service: November, 2017 - January, 2022

Responsibilities: Marketing leadership

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jane Park

Amount and nature of Beneficial ownership: 6,515,360

Percent of class: 65.2

RELATED PARTY TRANSACTIONS

Name of Entity: Eun-Ho Park

Relationship to Company: Family member

Nature / amount of interest in the transaction: $50K loan to Eun-Ho Park, the CEO/Founder Jane Park's mother

Material Terms: $50K loan to Eun-Ho Park, the CEO/Founder Jane Park's mother at 10% annual interest rate matures on August 1, 2023.

Name of Entity: Lawrence Burton Davis

Relationship to Company: Family member

Nature / amount of interest in the transaction: Provider of $200k loan at 4% annual interest rate, funded on May 10, 2022. Matures May 10, 2027. No penalty for early payoff, interest prorated.

Material Terms: $200k loan at 4% annual interest rate, funded on May 10, 2022. Matures May 10, 2027. No penalty for early payoff, interest prorated. The loan has since been paid off.

Name of Entity: Jane Park

Relationship to Company: Officer

Nature / amount of interest in the transaction: The owner of the Company contributed $508,045 in 2021 and $540,879 in 2020. In 2022, the owner of the Company contributed an additional $304,000.

Material Terms: There are no other material terms of the transaction.

OUR SECURITIES

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,112,972 shares outstanding.

Voting Rights

1 vote per 1 share

Material Rights

10,112,972 shares outstanding includes 1,000,000 shares reserved but unissued for an employee stock option plan.

Restriction on Transfer.

No holder ("Stockholder") of shares of capital stock of the Corporation ("Shares") may transfer, sell, assign, pledge, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or otherwise in any manner dispose of or encumber, whether voluntarily or by operation of law, or by gift or otherwise ("transfer"), Shares or any right or interest therein without the prior written consent of the Corporation, in its sole discretion, and such holder otherwise complying with the requirements of this Article XI.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $1.235 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Tokki Eco Gifting Sets. Delays or cost overruns in the development of our Tokki Eco Gifting Sets and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common equity shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Tokki Inc was formed on March 30, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tokki Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Tokki Eco-Gifting Sets is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 11 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas.

Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Tokki Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Tokki Inc. could harm our reputation and materially negatively impact our financial condition and business. Our CEO is the CEO of another company and plans to transition to be full time at Tokki, Inc. As CEO of two separate companies, Jane Park is highly involved in the day to day decision making at Tokki Inc. and is a part of key decisions as a CEO at Athena Consumer SPAC. There is no relationship between the entities. Jane will be transitioning off of Athena Consumer SPAC when the entity de-SPACs. They are currently waiting to file with the Securities and Exchange Commission, at which point Jane will conclude her role and will no longer have a relationship with Athena Consumer SPAC. This role is a limited time commitment currently and has an end date within the next 3-6 months. Jane Park does not currently receive a salary from Tokki, Inc.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

Tokki, Inc.

By /s/ *Jane Park*

     Name: Tokki Inc

     Title: CEO Founder

Exhibit A

FINANCIAL STATEMENTS

Tokki Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2021 and December 31, 2022

Tokki Inc.
Index to Financial Statements
(unaudited)

Tokki, Inc.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2022
(unaudited)

	As of December 31	
	2022	**2021**
ASSETS		
Current Assets		
Cash & Cash Equivalents	29,486	19,284
Other Current Assets	225,027	0
Total Current Assets	**254,513**	**19284**
Other Assets	1,000	7064
TOTAL ASSETS	**255,513**	**26348**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards	39,678	26210
Other Current Liabilities	416,983	19619
Total Current Liabilities	456,661	45829
Total Liabilities	**456,661**	**45,829**
Accumulated deficit	-2,047,780	-1474535
Total stockholder's equity	1,846,632	1455054
TOTAL LIABILITIES AND EQUITY	**255,513**	**26,348**

Tokki Inc.
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 20221 AND 2022
(unaudited)

Tokki, Inc.		
Profit and Loss by Month		
January - December 2022		
	Jan - Dec 2022	**Jan-Dec 2021**
Revenue	224,733	181,376
Cost of Revenue	121,336	281,876
Gross Profit	103,397	(100,500)
Operating Espenses		
Advertising and Marketing	141,047	124,463
General and Adminstrative	644,041	378,198
Rent	25,518	14,373
Total Expenses	810,605	517,600
Net Operating Income	(707,208)	(618,100)
Other Income	6,083	47,192
Interest Expense	8,950	4,943
Total Other Expenses	8,950	4,943
Provision for Income Tax	-	-
Net Income (loss)	(710,075)	(575,850)

Tokki Inc.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 20221 AND 2022
(unaudited)

	Member Capital			
	Amount $	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	847,009	-	(898,684)	(51,675)
Capital Contributions	608,045	-		608,045
Net Income (Loss)		-	(575,850)	(575,850)
Ending balance 12/31/2021	1,455,054	-	(1,474,534)	(19,480)
Capital Contributions	396,276	-		396,276
Net Income (Loss)		-	(710,075)	(710,075)
Ending balance 12/31/2022	1,851,330	-	(2,184,609)	(333,279)

Tokki, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

Operating Activities	Jan - Dec 2022	Jan-Dec 2021
Net income (loss)	(710,075)	(575,850)
Adustments to reconcile Net Income to Net Cash provided by Operations:		
Amortization	575	565
Accounts Payable	1,692.38	5555
Gift Card Liability	-119.08	6522
Accrued Interest		2560
Deferred Revenue	104.86	-273
PPP Loan		-46200
Total Adjustments to reconcile Net Income to Net cash Provided by Operations:	2,253	-31,271
Net cash provided by (used in) Operating Activities	(707,822)	(607,121)
Members Contribution	262565	608045
Debt Issuances	51343	1700
Notes Payable - Related Party	250000	
Tokki Wrap loss from 2022 (prior to conversion)	133711	
Net Cash provide by (used in) Financing Activities	697619	609745
Cash at the beginning of the period	19283	16659
Net Cash increase (decrease) for period	10203	2625
Cash at end of period	29,486	19283

NOTE 1 – NATURE OF OPERATIONS

Tokkiwrap LLC ("the Company") was formed on March 27, 2019 under the laws of the State of Washington. The Company provides retail and wholesale consumer goods, in particular, reusable gift wrap and gift bags. The Company is headquartered in Spokane, Washington. In May of 2022, Tokkiwrap LLC transitioned into a C-Corp with the name Tokki Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from reusable gift bag and gift wrap transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 12,000,000 shares of our common stock with par value of $0.00001.

NOTE 5 – RELATED PARTY TRANSACTIONS

On August 1st, 2022, the Company entered into a loan agreement with Eun-Ho Park for $50,000 with an annual interest rate of 10% and a maturity date of August 1st, 2023.

On May 10th, 2022, the Company entered into a loan agreement with Lawrence Davis for $200,000 with an annual interest rate of 4% and a maturity date of May 10th, 2027.

NOTE 6– SUBSEQUENT EVENTS

After December 31, 2022 through April 24, 2023, the company obtained a loan from Innovate Washington Foundation dba Ignite Northwest for $250,000, at an interest rate of Prime + 4.5%, maturity date: February 1, 2026.

During this time, the company also received common stock equity investments for from Bryn Mawr Trust totaling $87,909.

I, ____Jane Park__ (Print Name), the _____CEO and Director_____(Principal Executive Officers) of Tokki Inc, hereby certify that the financial statements of ____Tokki Inc. and notes thereto for the periods ending December 31, 2021 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Tokki Inc has not yet filed its federal tax return for 2022."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 24, 2022



_____CEO & Director_____

_____April 24, 2023____

CERTIFICATION

I, Jane Park, Principal Executive Officer of Tokki, Inc., hereby certify that the financial statements of Tokki, Inc. included in this Report are true and complete in all material respects.

Jane Park

CEO Founder